082-00103



Michelle Caturay
Vice-President, Corporate Secretary
& Associate General Counsel
Corporate Secretary's Division

199 Bay Street
Commerce Court West, 44th Floor
Toronto, Ontario
Canada M5L 1A2

Tel. 416-980-3045
Fax. 416-980-7012
michelle.caturay@cibc.com



December 6, 2007

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
20549 USA



Re: Annual Meeting and Record Dates

This is to advise that the Board of Directors of Canadian Imperial Bank of Commerce has set Thursday, February 28, 2008 as the date for the Annual Meeting of Shareholders (the "Meeting"). The Meeting will commence at 10:00 a.m. (Eastern Standard Time) and will be held at the Fairmont Royal York, Toronto, Ontario, Canada.

Wednesday, January 9, 2008 has been set as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting.

A certified copy of the Board's resolution in this regard is attached.

Sincerely,

Encl.

1/3

EXTRACT FROM THE MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF CANADIAN IMPERIAL BANK OF COMMERCE HELD ON DECEMBER 6, 2007

Annual Meeting of Shareholders

BE IT RESOLVED THAT:

(1) The Annual Meeting of Shareholders of Canadian Imperial Bank of Commerce be held at 10:00 a.m. (Eastern Standard Time) on Thursday, February 28, 2008, at the Fairmont Royal York, Toronto, Ontario; and

(2) Wednesday, January 9, 2008 is hereby fixed as the record date for the purpose of determining shareholders entitled to receive notice of the Annual Meeting to be held on February 28, 2008.

I HEREBY CERTIFY that the foregoing is a true and complete copy of a resolution passed by the Board of Directors of Canadian Imperial Bank of Commerce at a meeting held on December 6, 2007, and that such resolution is in full force and effect on the date hereof, unamended.

Dated at Toronto, Ontario this 6th day of December, 2007.

Valerie Pettipas
Assistant Corporate Secretary


END